Exhibit 99.1

Kitov’s Lead Drug KIT-302 Achieves Manufacturing Milestone Ahead of Planned NDA Filing with U.S. FDA

-	Study conducted by Dexcel Pharma demonstrated initial stability
-	Kitov on track to file New Drug Application for KIT-302 at the end of 2016

TEL-AVIV, Israel (PR Newswire) June 28, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, announced today that Dexcel Pharma, Kitov’s manufacturing partner, has successfully completed an initial stability study for its lead drug candidate KIT-302. This achievement follows Kitov's announcement in May 2016 that Dexcel completed manufacturing pivotal batches of KIT-302.

Stability is a critical quality attribute of pharmaceutical products, and stability studies must be conducted in advance of registration of KIT-302 with the U.S. Food and Drug Administration (FDA). Additional stability studies required for the new drug application (NDA) are ongoing.

KIT-302 simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two U.S. FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

“The successful completion of KIT-302’s pivotal batch initial stability study brings KIT-302 one step closer to NDA submission and market launch. We are fortunate to have Dexcel as our CMC partner for KIT-302,” stated Kitov Chief Executive Officer Isaac Israel.

According to the Development Services Agreement executed between Kitov and Dexcel in April 2014 for KIT-302's chemical manufacturing and control (CMC), Dexcel oversees all CMC aspects of KIT-302 including analytical methods and validation, stability study, production of batches for pharmacokinetics and bioequivalence studies, and scale-up required for the NDA submission to the FDA.

Dexcel is a global pharmaceutical company active in more than 30 countries including the U.S., the U.K., and Germany. Dexcel's portfolio includes some 55 drug products, both branded and generic, and Dexcel produces approximately 5 billion tablets and capsules in its Israeli manufacturing facilities, which meet cGMP standards with routine oversight by the FDA.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visit http://www.kitovpharma.com

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry.  Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-2-6254124
Simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com